Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Management Committee
Century Bancorp, Inc. 401(k) Plan:
We consent to the incorporation by reference in the Registration Statement Form S-8 (No. 333-29987) of Century Bancorp, Inc. of our report dated June 25, 2004, with respect to the statements of net assets available for plan benefits of Century Bancorp, Inc. 401(k) Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental schedule of assets held at December 31, 2003, which report appears in the December 31, 2003 annual report on Form 11-K of Century Bancorp, Inc. 401(k) Plan.

Boston, MA
December 12, 2007